Form C

Cover Page

Name of issuer:

Ghost Flower Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: TX

Date of organization: 6/13/2016

Physical address of issuer:

1400 McKinney St
Suite 2709
Houston TX 77010

Website of issuer:

http://www.ghostflower.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

64,103

Price:

$1.11140

Method for determining price:

Dividing pre-money valuation $2,996,270 (or $2,105,430.60 for investors in the first $150,000.24) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.34

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$399,999.99

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$255,495.00	$353,172.00
Cash & Cash Equivalents:	$49,931.00	$49,153.00
Accounts Receivable:	$3,577.00	$0.00
Short-term Debt:	$37,314.00	$43,768.00
Long-term Debt:	$26,800.00	$0.00
Revenues/Sales:	$217,903.00	$70,314.00
Cost of Goods Sold:	$136,086.00	$79,004.00
Taxes Paid:	$800.00	$800.00
Net Income:	($401,480.00)	($382,105.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ghost Flower Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Robert Peebler	Investor and consultant	Self	2016
Brad Saranecki	Consumer Marketing	Self Employed	2021

	...rketing		
Cara Ferrick	Owner of Yoga Studio Business	Core Power Yoga	2020
Susan Peebler	CEO	Ghost Flower	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bonnie Crotzer	Director of Social Media & Online Classes	2016
Robert Peebler	Executive Chairman	2016
Susan Peebler	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's limited operating history makes the Company's business difficult to evaluate.

The Company was formed on June 13, 2016. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. To generate significant revenue and achieve profitability, the Company must, among other things: continue to obtain market acceptance of its product; develop new products; attract, integrate, motivate and retain qualified personnel; successfully implement its marketing strategy; continue to build its financial and operational infrastructure and otherwise manage growth; develop and maintain brand awareness; and establish and maintain relationships with strategic partners. There can be no assurance that the Company will successfully implement these strategies, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected consumer spending in certain sectors, which may negatively affect the Company. Until most recently most retail stores have been operating at minimum capacities and customers have been reluctant to shop. During the shutdown periods customers have nearly exclusively shopped online. It is expected to initially to see some deterioration of online business due to a return to in-store shopping, but the significant of this potential trend is unknown but could be a considerable risk to online only companies like Ghost Flower.

The Company's performance will also depend significantly on economic conditions, particularly those in the United States, and their impact on levels of consumer spending. Consumer spending on non-essential items is affected by a number of factors, including consumer confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of consumer credit and other factors. The current volatility in the United States economy in particular has resulted in an overall slowing in growth in the retail sector because of decreased consumer spending, which may remain depressed for the foreseeable future. These unfavorable economic conditions may delay or reduce consumer purchases of the Company's products.

The Company relies on third-party suppliers to provide fabrics and raw materials for and to produce the Company's products, and the Company has limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

The Company does not manufacture its products or the raw materials for them and relies instead on third-party suppliers. If the Company experiences increased demand, or needs to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet the Company's requirements or fill the Company's orders in a timely manner. Even if the Company is able to expand existing or find new manufacturing or fabric/raw material sources, the Company may encounter delays in production. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from the Company's markets. Any delays, interruption or increased costs in the supply of fabric, raw materials or the manufacture of the Company's products could have an adverse effect on the Company's business. In addition, there can be no assurance that the Company's suppliers and manufacturers will continue to provide fabrics and raw materials or manufacture products that comply with the Company's specifications and are consistent with the Company's standards. Additionally, if defects in the manufacture of the Company's products are not discovered until after such products are purchased by the Company's customers, the Company's customers could lose confidence in the Company's products.

The Company operates in a highly competitive market and the size and resources of some of the Company's competitors may allow them to compete more effectively than the Company can.

The market for athletic apparel is highly competitive. Competition may result in pricing pressures, or the lack of ability to gain market share. The Company competes directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of athletic apparel, as well as against retailers specifically focused on women's athletic apparel. Many of the Company's competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than the Company does.

The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. The Company's competitors may also create and maintain brand awareness using traditional forms of advertising more quickly in new markets than the Company can. The Company's competitors may also be able to increase sales in their new and existing markets faster than the Company does by emphasizing different distribution channels than the Company.

Business disruptions such as natural disasters could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our suppliers and design teams are concentrated in the greater Los Angeles, California area, a region known for seismic activity. A significant natural disaster, such as an earthquake, flood or fire could have a material and adverse effect on our business, financial condition and results of operations and increase our costs and expenses..

If the Company's independent manufacturers fail to use ethical business practices and comply with applicable laws and regulations, the Company's brand image could be harmed due to negative publicity.

Violation of labor or other laws by the Company's independent manufacturers or the divergence of an independent manufacturer's labor or other practices from those generally accepted as ethical in the United States or other markets in which the Company does business could also attract negative publicity for the Company and its brand. Other apparel manufacturers have encountered significant problems in this regard, and these problems have resulted in organized boycotts of their products and significant adverse publicity. If the Company, or other manufacturers in the Company's industry, encounter similar problems in the future, it could harm the Company's brand image and results of operations.

The Company may not be successful in implementing its business plan, which may have an adverse impact on its business and financial results.

The Company's financial success depends upon its ability to grow and implement its business plan. There can be no assurance that the Company will be able to implement such business plan or that the business plan will deliver on its intended results.

The Company may not be able to obtain sufficient funds to expand the Company's business.

The Company intends to continue to expand the Company's business. There can be no assurance that any revenue the Company generates or capital it raises will be sufficient to meet the Company's expected expenses in the foreseeable future. If additional financing is not available when required or is not available on favorable terms, the Company may be unable to successfully promote the Company's brand name, develop or enhance the Company's products, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business.

The Company's future success is substantially dependent on the continued service of the Company's senior management.

The Company's future success is substantially dependent on the continued service of the Company's senior management. The loss of the services of the Company's senior management could make it more difficult to successfully operate the Company's business and achieve the Company's business goals.

The Company's officers and directors beneficially own a majority of the Company's equity securities.

Susan M. Peebler, the President, chief executive officer, and a director of the Company, and Robert P. Peebler, the Executive Chairman and a director of the Company, are collectively the beneficial owners of a large part of the Company's outstanding equity securities. As such, they are able to control most matters requiring approval by shareholders including the election of directors and the approval of significant corporate transactions. In addition Susan M. Peebler and Robert M. Peebler are the only directors of the Company. enabling them to also control matters requiring approval by the board.

Actual results may vary materially from the projections provided to prospective purchasers.

The financial projections which were provided to prospective purchasers were prepared to illustrate the expected results based upon the assumptions made by the Company without the assistance of accounting and financial professionals. The assumptions upon which the projections are based are subject to variations, many of which are beyond the control of the Company. There can be no assurance that actual events will correspond with these assumptions. Actual results may be materially adversely different from the projections. While the projections represent the Company's estimates based upon circumstances expected to exist and the Company's own expected course of action, neither the Company nor any other person or entity makes any representations or warranty as to the projections or the future profitability of the Company. The projections have been prepared by the Company and have not been independently reviewed or verified.

Covid 19 has introduced risks to both the potential purchase patterns of our customers and the companies supply chain including materials and manufacturing. There is also the possibility of key contractors or employees could become sick with Covid 19 and impact their ability to work with or for the company. Even though Covid in the USA is on the decline, the risk to our suppliers and supply chain is still present.

Apple has announced a major change in their operating system. The change affects Apple's ID for Advertisers (IDFA), an identifier that allows the digital ad industry to track iOS users' activity across apps to better target ads and measure the effectiveness of marketing campaigns. Until now, users have had the option to opt out of being tracked by flipping a switch in the settings menu. But with the release of Apple's latest operating system, which rolled out on April 26, all apps will have to ask users to opt in before they can begin tracking. Ghost Flower advertises heavily on Facebook and Instagram and retargeting is an important part of our digital strategy. Market research suggests that over 95% of Apple users have opted out and that has impacted Ghost Flower's business. The company is moving away from being so dependent on Facebook/Instagram advertising and retargeting and have developed an omni-channel strategy, but there is no guarantee that the company will be successful in its implementation including raising the required capital to implement the omni-channel plans.

Robert Peebler is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Bonnie Crotzer is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 93.25% to produce Fall Collection less 6.75% which is the Wefunder Fee.

If we raise: **$300,000**

Use of Proceeds: 23% fall/winter collection

3.25% design fees for retail space

12% fees related to capital raise

6.75% Wefunder fee

55% towards working capital for marketing and building online business.

If we raise: **$400,000**

Use of Proceeds: 20% fall/winter collection

5% Conceptual design architecture design fees for retail space.

10% fees related to raise

6.75% Wefunder Fee

58.25% towards operations new hire plus working capital for marketing and building online business.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $2,996,189.70 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Ghost Flower Inc is offering up to 417,533 shares of Series Seed-3A and Series Seed-3B Preferred Stock at a price per share of $1.11.

Investors in the first $150,000.24 of the offering will receive stocks at a price per share of $0.78, and a pre-money valuation of $2,105,430.60.

The campaign maximum is $399,999.99 and the campaign minimum is $50,000.34.

Indemnification. The Investor agrees to indemnify and hold the Company and its directors, officers, agents, employees, representatives, affiliates and controlling persons harmless from and against any and all loss, damage or liability (including reasonable attorneys' fees and disbursements in connection with any investigation, enforcement action, trial or appeal) due to or arising out of any untruth, inaccuracy, or breach of any representation, warranty or covenant of the Investor in this Agreement.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement, together with the Offering Documents, constitutes the entire agreement of the parties relating to the subject matter hereof. There are no promises, terms, conditions, obligations, or warranties other than those contained in this Agreement and the Offering Documents. This Agreement may not be amended or assigned except in a writing executed by the parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	1,896,220	1,896,220	Yes ⌄
Common Stock	3,599,270	603,050	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	200,000

Describe any other rights:

Preferred Stock has liquidation preferences over Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon

Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Robert & Susan Peebler
Issue date	01/01/20
Amount	$26,800.00
Outstanding principal plus interest	$28,140.00 as of 07/19/21
Interest rate	5.0% per annum
Maturity date	09/01/02
Current with payments	Yes

A working capital line of credit primarily to cover the additional cost of the Wefunder capital raise effort such as accounting, legal, and marketing. The Peebler's have agreed to extend the due date on the loan for 6 months and to convert the loan with Board and Shareholder approval into Ghost Flower shares at the WeFunder early bird discounted price.

Loan

Lender	Susan & Robert Peebler
Issue date	01/31/21
Amount	$100,000.00
Outstanding principal plus interest	$106,000.00 as of 07/20/21
Interest rate	8.5% per annum
Maturity date	06/30/22
Current with payments	Yes

The loan is fashioned after Shopify Capital where rather than an interest rate there is a fixed fee of 12%. Regardless of the time to repay the fee is the same. The loan is paid back at 16% of revenue due each month until the full amount is repaid. The Peebler's have agreed to delay payments until the Shopify Capital Loan is paid-off, and assuming this WeFunder raise is successful, and with Board and Shareholder approval, they plan on converting $50,000 of the loan to Ghost Flower shares at the discounted share price offered to shareholders in the early bird offering.

Loan

Lender	Shopify Capital
Issue date	03/15/21
Amount	$25,000.00
Outstanding principal plus interest	$27,000.00 as of 06/30/21
Interest rate	10.0% per annum
Current with payments	Yes

The Shopify loan is structured where a 10% fee is charged versus interest and payments are made each month in the form of remittance payments as percent or sales. There is no formal maturity date.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Regulation D, Rule 506(b)	Convertible Note	$319,000	General operations
12/2018	Regulation D, Rule 506(b)	Convertible Note	$249,000	General operations
11/2019	Regulation D, Rule 506(b)	Preferred stock	$203,500	General operations
10/2020	Regulation Crowdfunding	Priced Round	$304,331	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the

current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Susan & Robert Peebler
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	02/01/21
Outstanding principal plus interest	$112,000.00 as of 03/01/21
Interest rate	8.5% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Chairman/CEO and Founders

The interest rate is an estimate depending on when the loan is fully paid. Rather than having a fixed interest rate there is a 12% fee regardless of how long it takes to pay down the loan. The payment plan is 16% of revenues payable each month until the loan is paid in full. Recently the Peebler's have agreed to delay remittance payments to make way for additional liquidity from a Shopify Capital loan with similar terms. Once the Shopify Capital is repaid than the remittance payments will restart with the Peebler's.

Name	Robert & Susan Peebler
Amount Invested	$249,000.00
Transaction type	Loan
Issue date	12/15/18
Outstanding principal plus interest	$0.00 as of 06/11/20
Interest rate	5.0% per annum
Maturity date	12/31/20
Relationship	Founders of the Company

Unsecured Promissory Notes issued by Bob & Susie Peebler that was used for inventory build and other general working capital needs. The $249,000 notes plus the remaining convertible notes owned by the Peebler's was converted into preferred shares during the series seed round in Nov 2019.

Name	Robert & Susan Peebler
Amount Invested	$319,000.00
Transaction type	Convertible note
Issue date	08/17/18
Interest rate	1.5% per annum
Discount rate	30.0%
Maturity date	12/31/20
Converted	Yes
Uncapped note	Yes
Relationship	Founders

Name	Robert & Susan Peebler
Amount Invested	$249,000.00
Transaction type	Convertible note
Issue date	12/14/18
Outstanding principal plus interest	$0.00 as of 11/04/19
Interest rate	5.0% per annum
Discount rate	0.0%
Maturity date	12/31/20
Converted	Yes
Uncapped note	Yes
Relationship	Robert & Susie Peebler

Name	Robert & Susan Peebler
Amount Invested	$26,800.00
Transaction type	Loan
Issue date	01/01/20
Outstanding principal plus interest	$28,140.00 as of 07/19/21
Interest rate	5.0% per annum
Maturity date	09/01/02
Current with payments	Yes
Relationship	Founders

Name	Susan & Robert Peebler
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	01/31/21

Outstanding principal plus interest	$106,000.00 as of 07/20/21
Interest rate	8.5% per annum
Maturity date	06/30/22
Current with payments	Yes
Relationship	Founders

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We design, manufacture, and sell luxurious women's activewear that flatters all body shapes while offering a deeper purpose of self-healing and revitalization. We are the world's only activewear with the body's energy network and acupressure points woven into the designs. This serves as a self-care guide for women's health and wellness.

Our plan is to be a multi-million dollar, profitable company that sells fashionable activewear and related products and services that serve our mission. We are moving from mainly an online business to an omni-channel strategy that will include a holiday pop-up store this year followed by the construction of our first experiential Ghost Flower retail store in 2022/23. These projections cannot be guaranteed.

Milestones

Ghost Flower Inc was incorporated in the State of Texas in June 2010.

Since then, we have:

- 2021 off to a roaring start with 250%+ YR/YR revenue growth through May.

- Founders are personally investing with over $1.7 million to-date and are again purchasing shares.

- Many popular items continuously selling out requiring a special run in March to replenish.

- New accelerated omni channel growth strategy that includes pop-up and experiential retail stores.

- High customer satisfaction: 95% of reviews are 5-star and returning customers over 32%

- Featured in Vanity Fair, Vogue, Shape, Goop, Thrive Global, and Cut

- Integrating online training classes with Ghost Flower activewear led by co-founders Bonnie and Kaita

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $217,903 compared to the year ended December 31, 2019, when the Company had revenues of $70,314.

- *Assets.* As of December 31, 2020, the Company had total assets of $255,495, including $49,931 in cash. As of December 31, 2019, the Company had $353,172 in total assets, including $49,153 in cash.

- *Net Loss.* The Company has had net losses of $401,480 and net losses of $382,105 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $64,114 for the fiscal year ended December 31, 2020 and $43,768 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $151,800 in debt, $203,500 in equity, and $568,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ghost Flower Inc cash in hand is $20,000, as of July 2021. Over the last three months, revenues have averaged $23,254/month, cost of goods sold has averaged $14,746/month, and operational expenses have averaged $31,305/month, for an average burn rate of $22,797 per month. Our intent is to be profitable in 30 months.

Since the date of our financials, we have short term borrowing from Shopify and Peebler's of $125,000.   There is also short term debt of $26,500 due on Sept 30th that is also owed to The Peebler's.   Bob & Susie Peebler, with Board Approval are planning to convert the short term debt plus $50,000 of the recent $100,000 loaned in February into preferred shares at the same share price as the other early bird investors. Although revenue growth through June compared to the year before was over 250%, the rate of growth declined YOY for the month of May. The company believes that the slowdown has been caused by the combination of the economy opening up and people getting out of their homes including shopping in stores plus the well documented impact of the IOS change by Apple which has had a severe impact on digital marketing ad efficiency on Facebook and Instagram. The company is in the process of pivoting to an omni-channel approach in the short term has significantly cut Facebook ad spend and increased spend on Google Ads. The company believes that quickly moving to multiple channels verses revenues for new customers being primarily driven by Facebook ads is an imperative shift for the company. The Company as expects that during the transition to omni-channel that revenues will decline for the short term (July-Aug).

Assuming a successful omni-channel approach including pop-up(s) during the holiday season, some strategic wholesale agreements for the fall/winter release, restocking of out of stock popular items late summer (assumes Wefunder Raise is successful), then we would expect the revenues for the entire year to end approximately $400K. Expenses for online will be down due to cut back in Facebook ads, but we will be investing in the pop-up and other omni-channel activities. Expenses will likely continue to run around $25K/month on average (not including manufacturing related expenses).

Beyond income being generated by sales and the Wefunder raise, the only other potential source of capital is Shopify Capital or the possibility of a small private equity round outside of Wefunder in the fall. If need be, we can cover short-term burn with founder-contributed capital.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Robert Peebler, certify that:

(1) the financial statements of Ghost Flower Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Ghost Flower Inc included in this Form reflects accurately the information reported on the tax return for Ghost Flower Inc filed for the most recently completed fiscal year.

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii)

under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.ghostflower.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Ghost Flower Early Bird Subscription Agreement 2021
Ghost Flower Subscription Agreement 2021

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Bonnie Crotzer
Brad Saranecki
Cara Ferrick
Robert Peebler
Susan Peebler

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Ghost Flower Early Bird Subscription Agreement 2021

Ghost Flower Subscription Agreement 2021

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Bonnie Crotzer

Brad Saranecki

Cara Ferrick

Robert Peebler

Susan Peebler

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities

Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ghost Flower Inc

By

Robert Peebler

Co-Founder, Executive Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Bonnie Crotzer

Co-Founder, VP
7/21/2021

Susan Peebler

CEO
7/21/2021

Bradley Saranecki

Board Member
7/21/2021

Robert Peebler

Co-Founder, Executive Chairman
7/21/2021

Robert Peebler

Co-Founder, Executive Chairman
7/21/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.